Exhibit 99.1

KE Holdings Inc. Announces Results of Annual General Meeting, Class A Meeting and Class B Meeting

BEIJING, China, August 12, 2022 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting, notice of Class A meeting and notice of Class B meeting, each dated June 30, 2022, Hong Kong time, have been adopted at the meetings held in Beijing, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the sixth amended and restated memorandum and articles of association as set out in Part A of Appendix I to the circular of the Company dated June 30, 2022, Hong Kong time; (ii) Mr. Jeffrey Zhaohui Li is re-elected as a non-executive director and Ms. Xiaohong Chen is re-elected as an independent non-executive director of the Company; and (iii) the directors of the Company are granted a general unconditional mandate to allot, issue and deal with additional Class A ordinary shares or equivalents and a general unconditional mandate to repurchase the Company’s own shares and/or American depositary shares, respectively, on the terms and in the periods as set out in the notice of annual general meeting.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

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